Exhibit 12.1

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the Year Ended
(In Thousands, Except Ratios)	December 31, 2017		December 31, 2016		December 31, 2015	December 31, 2014	December 31, 2013
Net income before taxes	$524,776		$552,026		$250,350	$589,207	$362,688
Add: Fixed charges (interest expense) (1)	548,196		375,963		306,590	200,430	123,856
Preferred stock dividend	33,484		2,449		—	—	—
Income as adjusted	$1,106,456		$930,438		$556,940	$789,637	$486,544
Fixed charges (interest expense) + preferred stock dividend	$581,680		$378,412		$306,590	$200,430	$123,856
Ratio of income (losses) to combined fixed charges and preferred stock dividends	1.90	x	2.46	x	1.82x	3.94x	3.93x
Deficiency	$—		$—		$—	$—	$—
(1) Includes effect of realized losses on interest rate swaps.